Via Facsimile and U.S. Mail
Mail Stop 6010

October 19, 2007

Mr. Neil Reithinger
President and Chief Executive Officer
Baywood International, Inc.
14950 North 83rd Place, Suite 1
Scottsdale, Arizona   85260

      Re: **Item 4.01 Form 8-K**
                Filed October 16, 2007
                File No. 000-22024

Dear Mr. Reithinger:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or revision unnecessary.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Item 4.01 8-K

1. Please amend your filing to state whether the principal accountant's report on the financial statements for either of the past two years was qualified or modified as to uncertainty, in addition to stating that the report was not qualified or modified as to audit scope or accounting principles. Describe the nature of each such qualification and/or modification as required by Item 304(a)(1)(ii) of Regulation S-K.

2. Please amend your filing to state, if true, that in connection with the audits of the Company's financial statements for the fiscal years ended December 31, 2006 and 2005, and in the subsequent interim period through October 12, 2007, the date of the dismissal of the former accountant, there were no disagreements with Epstein,

Weber & Conover, P.L.C ("EWC") on any matter of accounting principles or practices, financial statement disclosure or auditing scope and procedure which, if not resolved to the satisfaction of EWC, would have caused EWC to make reference to the subject matter of the disagreement in connection with its report. Describe each such disagreement as applicable in accordance with Item 304(a)(1)(iv) of Regulation S-K.

3. Please amend your filing to specify whether, during your past two fiscal years through the date of engagement (October 9, 2007), you consulted Malone & Bailey regarding any of the matters outlined in Item 304(a)(2) of Regulation S-K.

4. Upon amending your filing, please include, as Exhibit 16, an updated letter from your former accountants, Epstein, Weber & Conover, P.L.C., as required by Item 304(a)(3) of Regulation S-K. Please ensure that your former accountants date their letter.

* * * *

As appropriate, please amend your filing in response to these comments and provide us the information requested within 5 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 5-day period. Please furnish a letter with your response that keys your responses to our comments. Detailed letters greatly facilitate our review. You should furnish the letter to us via EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please do not hesitate to call me at (202) 551-3656.

Sincerely,

Ibolya Ignat
Staff Accountant